Exhibit 99.5

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Coastal Contacts Inc. (the “Company”) on Form 40-F for the period ended October 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Roger Hardy, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 19, 2012	/s/ Roger Hardy
Roger Hardy
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Coastal Contacts Inc. and will be retained by Coastal Contacts Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the annual report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Registrant for purposes of §18 of the Securities Exchange Act of 1934, as amended.

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Coastal Contacts Inc. (the “Company”) on Form 40-F for the period ended October 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Nicholas Bozikis, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 19, 2012	/s/ Nicholas Bozikis
Nicholas Bozikis
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Coastal Contacts Inc. and will be retained by Coastal Contacts Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the annual report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Registrant for purposes of §18 of the Securities Exchange Act of 1934, as amended.